VIA EDGAR

June 10, 2008

Ms. Kei Ino

United State Securities and Exchange Commission

Department of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc. (the “Company”)

Current Report on Form 8-K, dated June 6, 2008

File No. 001-31361

Dear Ms. Ino:

We hereby submit, via EDGAR transmission, an amendment to the Company’s Current Report on Form 8-K, dated June 6, 2008 (the “8-K”), in response to your comment letter regarding the same, dated June 9, 2008. In response to your comment, we have amended the 8-K to include disclosure regarding the Company’s two most recent fiscal years in discussing the audit reports of Aidman, Piser & Company, P.A. and have also filed an updated letter (Exhibit 16.1) from our former auditor.

We thank the Staff for its comment. Should you have any questions, please do not hesitate to call me at (919) 582-9050.

Sincerely,

/s/ James A. McNulty
James A. McNulty, CPA
Secretary, Treasurer and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	Mark A. Sirgo, Pharm.D.
Philip C Piser, CPA (Cherry, Bekaert & Holland, L.L.P.)
Lawrence A. Rosenbloom, Esq. (Ellenoff Grossman & Schole LLP)

801 Corporate Center Drive, Suite #210, Raleigh, NC 27607

w: www.biodeliverysciences.com . t: 919-582-9050. f: 919-582-9051 . e: msirgo@bdsinternational.com